Exhibit (g)(3)

SECOND AMENDMENT

TO THE

CUSTODY AGREEMENT

THIS SECOND AMENDMENT, effective as of November 1, 2023 (the “Effective Date”), to the Custody Agreement dated as of November 15, 2021, as amended (the “Agreement”), is entered into by and between FIRST AMERICAN FUNDS TRUST, a Massachusetts business trust (the “Trust”), and U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America with its principal place of business at Cincinnati, Ohio (the “Custodian”).

RECITALS

WHEREAS, the parties have entered into the Agreement;

WHEREAS, the parties desire to amend the Agreement to update the fees listed in Exhibit D; and

WHEREAS, Section 14.2 of the Agreement allows for its amendment by a written instrument executed by both parties and authorized or approved by the Board.

NOW, THEREFORE, the parties agree as follows:

1.            Exhibit D of the Agreement is hereby superseded and replaced in its entirety with Exhibit D attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the Effective Date.

FIRST AMERICAN FUNDS TRUST		U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Jill M. Stevenson	By:	/s/ Gregory Farley
Name:	Jill M. Stevenson	Name:	Gregory Farley
Title:	Treasurer	Title:	Senior Vice President
Date:	10/23/2023	Date:	10/23/2023

Exhibit D

Fee Schedule

Based upon an annual rate of average daily market value of all long securities and cash held in the portfolio:

0.30 basis points on the First $25 Billion

0.25 basis points on the Next $25 Billion

0.20 basis points on the balance

Chief Compliance Officer Support Fee

$3,000 per year per fund complex

Miscellaneous Expenses

All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred: expenses incurred in the safekeeping, delivery and receipt of securities, shipping, transfer fees, deposit withdrawals at custodian (DWAC) fees, SWIFT charges, negative interest charges and extraordinary expenses based upon complexity.

Additional Services

■	Additional fees apply for global servicing. Fund of Fund expenses quoted separately.

■	$600 per custody sub-account per year (e.g., per sub - adviser, segregated account, etc.)

■	Class Action Services – $25 filing fee per class action per account, plus 3% of gross proceeds, up to a maximum per recovery not to exceed $3,000.

■	No charge for the initial conversion free receipt.

■	Overdrafts – charged to the account at prime interest rate plus 2%, unless a line of credit is in place.

■	Third party lending – Additional fees will apply.

Additional services not included above shall be mutually agreed upon at the time of the service being added. In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., margin management services, securities lending services, compliance with new SEC rules and reporting requirements).

Fees are calculated pro rata and billed monthly.